                                    UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             NATIONAL QUALITY CARE, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                     COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      803659101
           --------------------------------------------------------
                                 (CUSIP Number)

          Jerry Jacobson, Esq.
          10866 Wilshire Boulevard, Suite 850, Los Angeles,
          California 90024, (310) 441-7374
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    April 15, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803659101                   13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

       Isaac Flombaum (No S.S or I.R.S. Identification Number)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Argentina
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   630,206
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   630,206
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       630,206
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       7.63%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 Page 3 of 5 Pages

                             NATIONAL QUALITY CARE, INC.

                                    SCHEDULE 13 D


                                    APRIL 24, 1997


1.  SECURITY AND ISSUER.

    Common Stock
    National Quality Care, Inc.
    5901 West Olympic Boulevard
    Suite 109
    Los Angeles, California 90036

2.  IDENTITY AND BACKGROUND.

    a.   Isaac Flombaum

    b.   Doblas 82
         2nd Piso
         Buenos Aires, Argentina

    c.   Mr. Flombaum is retired.

    d.   Not applicable
    e.   Not applicable
    f.   Argentina

3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; AND
4.  PURPOSE OF TRANSACTION.

    Mr. Flombaum entered into a Stock Purchase Agreement, dated as of February 24, 1997, pursuant to which Mr. Flombaum agreed to purchase 630,206 shares of common stock, par value $0.01 (the "Common Stock") of National Quality Care, Inc. (the "Company"), from certain unrelated third parties. The transactions contemplated by the Stock Purchase Agreement were completed on April 15, 1997. In connection with the transactions contemplated by the Stock Purchase
Agreement: (i) the Company agreed to cancel two (2) promissory notes in the aggregate principal amount of approximately $865,000 (subject to certain adjustments) payable to the Company by such third parties, (ii) Mr. Flombaum agreed to pay the sum of $12,000 to such third parties, and (iii) Mr. Flombaum agreed to execute a promissory note payable to the Company in the principal amount of $1,000,000, bearing interest at the rate of 10% PER ANNUM, and due and payable on or before February 23, 1998. The obligation owing to the Company on the $1,000,000 promissory note is secured by the 630,206 shares of Common Stock, which are held in escrow, and are subject to certain restrictions on transferability

                                 Page 4 of 5 Pages

and alienation until the $1,000,000 promissory note has been paid in full. Mr. Flombaum is entitled to vote the 630,206 shares until a default is declared on the $1,000,000 promissory note..

5.  INTEREST IN SECURITIES OF THE ISSUER.

    a.   630,206 shares (7.63%)

    b. SOLE VOTING AND DISPOSITIVE POWERS - 630,206 shares (See Item 6) SHARED VOTING AND DISPOSITIVE POWERS - None (See Item 6)

    c.   Not applicable
    d.   See Item 6
    e.   Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Mr. Flombaum entered into a Stock Purchase Agreement, dated as of February 24, 1997, pursuant to which Mr. Flombaum agreed to purchase 630,206 shares of Common Stock of the Company from certain unrelated third parties. The transactions contemplated by the Stock Purchase Agreement were completed on April 15, 1997. In connection with the transactions contemplated by the Stock Purchase Agreement: (i) the Company agreed to cancel two (2) promissory notes in the aggregate principal amount of approximately $865,000 (subject to certain adjustments) payable to the Company by such third parties, (ii) Mr. Flombaum agreed to pay the sum of $12,000 to such third parties, and (iii) Mr. Flombaum agreed to execute a promissory note payable to the Company in the principal amount of $1,000,000, bearing interest at the rate of 10% PER ANNUM, and due and payable on or before February 23, 1998. The obligation owing to the Company on the $1,000,000 promissory note is secured by the 630,206 shares of Common Stock, which are held in escrow, and are subject to certain restrictions on transferability and alienation until the $1,000,000 promissory note has been paid in full. Mr. Flombaum is entitled to vote the 630,206 shares until a default is declared on the $1,000,000 promissory note.

7.  MATERIAL TO BE FILED AS EXHIBITS.

    a. Stock Purchase Agreement, dated as of February 24, 1997, by and among Richard L. Messick, Richard A. Messick, Douglas G. Messick and Isaac Flombaum.

    b.   Stock Deposit Escrow Agreement, dated as of February 24, 1997.

                                 Page 5 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) State the aggregrate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
      Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to dispose direct the disposition is shared;

  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
      Schedule 13D (Section 240.13d-191), whichever is less, but the persons named in response to paragraph (a).

      INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

  (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

      INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPSECT TO SECURITIES OF THE ISSUER.

    Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.
Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO FILED AS EXHIBITS

    The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
Item 6.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 April 24, 1997                             /s/ Isaac Flombaum
------------------------------              ----------------------------------
            Date                                           Signature

                                             Isaac Flombaum
                                             ----------------------------------
                                                         Name/Title

                                   EXHIBIT A

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT ("Agreement"), made and entered into as of February 24, 1997, by and among Richard L. Messick, Richard A. Messick and Douglas G. Messick (collectively referred to as the "Sellers") and Isaac Flombaum ("Buyer");

     WHEREAS, Sellers own an aggregate of 648,206 shares (the "Escrowed NQCI Shares"), of the common stock, par value $0.01 per share (the "NQCI Common Stock") of National Quality Care, Inc., a Delaware corporation ("NQCI");

     WHEREAS, Sellers and NQCI have entered into an Assignment and Exercise of Option to Sell Agreement and an Agreement to Pay Additional Consideration for Purchase of Real Estate (collectively, the "Warehouse Sale Agreements"), each dated October 18, 1996, copies of which are attached as Exhibits "A" and "B" hereto, respectively;

     WHEREAS, in connection with the Warehouse Sale Agreements, Sellers have executed and issued certain Non-Recourse Secured Promissory Notes (the "Promissory Notes"), each dated October 18, 1996, in favor of NQCI, in the principal amounts of $250,000 and $615,201.70, copies of which are attached hereto as Exhibits "C" and "D" hereto, respectively;

     WHEREAS, Sellers and NQCI have entered into an Escrow Agreement, dated April 9, 1996, and as amended by agreements dated May 11, 1996, July 12, 1996 and October 18, 1996, copies of which are attached as Exhibit "E" hereto (collectively, the "Escrow Agreements");

     WHEREAS, in connection with the Escrow Agreements, Sellers have deposited the 648,206 Escrowed NQCI Shares into an escrow, with Jeffrey P. Berg, as escrow holder (the "Escrow Holder");

     WHEREAS, Sellers desire to sell to Buyer and Buyer desires to purchase from Sellers 630,206 of the Escrowed NQCI Shares (the "Transferred NQCI Shares") and Sellers desire to assign to Buyer and Buyer desires to assume all of Sellers' rights and obligations to NQCI under the Warehouse Agreements, the Promissory Notes and the Escrow Agreements (collectively, the "Transactional Documents");

     WHEREAS, each of the Sellers will be permitted to retain ownership of 6,000 of the Escrowed NQCI Shares, or an aggregate of 18,000 Escrowed NQCI Shares (the "Retained NQCI Shares"); and

     WHEREAS, the parties intend and believe that it is in their best interests to enter into this Agreement and the other agreements contemplated herein;

     NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and conditions herein contained, the parties hereto do hereby agree as follows:

SECTION 1:  TERMS OF AGREEMENT AND CLOSING

     1.1 SALE OF SECURITIES. On the basis of the representations and warranties and subject to the terms and conditions of this Agreement: (a) Sellers agree to sell and deliver the 630,206 Transferred NQCI Shares to Buyer; (b) Buyer agrees to pay to Gilbert McSwain, counsel to Sellers, as a payment of certain fees owing to Gilbert McSwain by the Sellers, the sum of $12,000; and (c) Sellers agree to assign to Buyer and Buyer agrees to assume from Sellers all of Sellers' rights and obligations due and owing by the Sellers, jointly and severally, to NQCI in connection with the Transactional Documents.

     1.2 CLOSING TRANSACTIONS.  At the Closing:

               (a) Sellers shall deliver to Buyer certificates representing the 630,206 Transferred NQCI Shares registered in the name of Sellers, with fully executed, signature guaranteed stock powers, medallions attached;

               (b) Buyer shall deliver to Gilbert McSwain, the sum of $12,000 payable by check; and

               (c) The parties shall deliver to each other such other certificates, agreements or other documents and payments as may be required by this Agreement.

     1.3 CLOSING DATE. Subject to Section 1.4 hereof, the consummation of the transactions contemplated herein (the "Closing") shall take place at the Law Offices of Matthias & Berg LLP, 515 South Flower Street, 7th Floor, Los Angeles, California 90071, or at such other place, time or date as may be mutually agreed upon by the parties (the "Closing Date").

     1.4 CERTAIN EVENTS PRIOR TO CLOSING. In addition to any conditions to the Closing set forth in this Agreement, the parties agree as follows:

               (a) CONSENT OF NQCI. Sellers and Buyer shall obtain the consent of NQCI to the transactions contemplated by this Agreement, including, but not limited to the transfer of the 630,206 Transferred NQCI Shares to Buyer, the release of the 18,000 Retained NQCI Shares to Sellers, and the assignment to and assumption by Buyer of the rights and obligations of Sellers to NQCI pursuant to the Transactional Documents.

SECTION 2: CONDITIONS TO BUYER'S OBLIGATIONS

     The obligations of Buyer to consummate the transactions contemplated at the Closing are subject to the fulfillment at the Closing of each of the conditions set forth in this Section 2. Buyer may waive any or all of these conditions in whole or in part without prior notice; PROVIDED, HOWEVER, that no such waiver shall constitute a waiver of any of its other rights or remedies, at law or in equity, if Sellers shall be in default of any of their material representations, warranties or covenants under this Agreement.

     2.1 REPRESENTATIONS AND WARRANTIES OF SELLERS. On the Closing Date, all the representations and warranties of Sellers contained in this Agreement shall be true and correct as of such date, and all of the agreements of Sellers which are provided in this Agreement to be performed at or prior to the Closing shall have been performed.

     2.2 AUTHORIZATION OF TRANSACTIONS. All actions on the part of Sellers necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein shall have been duly and validly taken by Sellers.

     2.3 GOVERNMENTAL ACTION. No claim, action, suit or proceeding by any governmental body or authority, seeking to restrain the transactions provided for in this Agreement or the consummation of the transactions contemplated herein, shall have been threatened or instituted on or before the Closing Date.

     2.4 AGREEMENTS AND CONSENTS. All material consents of any persons, including governmental authorities, which are necessary to be obtained by Sellers for the consummation of the transactions provided for herein shall have been obtained by Sellers, and delivered to Buyer.

     2.5 FORM OF DOCUMENTS. The form and substance of all certificates, instruments and other documents delivered to Buyer under this Agreement shall be satisfactory in all reasonable respects to Buyer and its counsel.

SECTION 3: CONDITIONS TO SELLERS OBLIGATIONS

     The obligations of Sellers to consummate the transactions contemplated at the Closing are subject to the fulfillment at the Closing of each of the conditions set forth in this Section 3. Sellers may waive any or all of these conditions in whole or in part without prior notice; PROVIDED, HOWEVER, that no such waiver shall constitute a waiver of any of its other rights or remedies, at law or in equity, if Buyer shall be in default of any of its representations, warranties or covenants under this Agreement.

     3.1 REPRESENTATIONS AND WARRANTIES OF BUYER. On the Closing Date, all the representations and warranties of Buyer contained in this Agreement shall be true and correct as of such date, and all of the agreements of Buyer which are provided in this Agreement to be performed at or prior to the Closing shall have been performed.

     3.2 AUTHORIZATION OF TRANSACTIONS. All actions on the part of Buyer necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein shall have been duly and validly taken by Buyer.

     3.3 GOVERNMENTAL ACTION. No claim, action, suit or proceeding by any governmental body or authority, seeking to restrain the transactions provided for in this Agreement or the consummation of the transactions contemplated herein, shall have been threatened or instituted on or before the Closing Date.

     3.4 AGREEMENTS AND CONSENTS. All material consents of any persons, including governmental authorities, which are necessary to be obtained by Buyer for the consummation of the transactions provided for herein, shall have been obtained by Buyer, and delivered to Sellers.

     3.5 FORM OF DOCUMENTS. The form and substance of all certificates, instruments and other documents delivered to Sellers under this Agreement shall be satisfactory in all reasonable respects to Sellers and their counsel.

SECTION 4: REPRESENTATIONS AND WARRANTIES OF BUYER.

     4.1 DUE AUTHORIZATION. Buyer has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     4.2 BINDING OBLIGATION: NO DEFAULT. Buyer has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best of Buyer's knowledge, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which Buyer is a party or by which Buyer or the property of Buyer may be bound or may be subject. This Agreement, when executed and delivered, will constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms assuming due authorization, execution and delivery by Sellers.

     4.3 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution and delivery of this Agreement by Buyer nor compliance by Buyer with the terms and conditions of this Agreement will: (a) require Buyer to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which Buyer is a party or by which Buyer or its properties may be subject; (c) cause the creation or imposition of any lien, charge or encumbrance on any of its assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or will on the Closing Date conflict with or result in a breach or any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Buyer is subject.

     4.4 CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

     4.5 LITIGATION. To the best of Buyer's knowledge, there is no claim, action, suit, proceeding or investigation, pending or threatened, against or involving Buyer which questions the validity of this Agreement or seeks to prohibit, enjoin or otherwise challenge the transactions contemplated hereby, and, to the best of Buyer's knowledge, there is no basis for any such claim, action, suit, proceeding or governmental investigation, pending or, threatened against any of its assets before any court, agency or other governmental body which might materially and adversely affect the transactions contemplated by this Agreement.

SECTION 5: REPRESENTATIONS AND WARRANTIES OF SELLERS

     5.1 DUE AUTHORIZATION. Each of Sellers has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     5.2 BINDING OBLIGATION; NO DEFAULT. Each of Sellers has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best of Sellers' knowledge, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which any of the Sellers or the properties of Sellers may be bound or may be subject. This Agreement, when executed and delivered, will constitute the legal, valid and binding obligation of each of the Sellers, enforceable against the Sellers in accordance with its terms, assuming due authorization, execution and delivery by Buyer.

     5.3 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution and delivery of this Agreement by Sellers nor compliance by Sellers with the terms and conditions of this Agreement will: (a) require Sellers to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which any of the Sellers is a party or by which Sellers or their respective properties may be subject; (c) cause the creation or imposition of any lien, charge or encumbrance on any of their assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or will on the Closing Date conflict with or result in a breach of any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Sellers are subject.

     5.4 CONSENTS.    No consent, approval or authorization of, or declaration,
filing or registration with, any governmental or regulatory authority is required to be made or obtained by Sellers in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

     5.5 LITIGATION. To the best of the Sellers' knowledge, there is no claim, action, suit, proceeding or investigation pending or, threatened, against or involving Sellers which questions the validity of this Agreement or seeks to prohibit, enjoin or otherwise challenge the transactions contemplated hereby, and to the best of the Sellers' knowledge, there is no basis for any such claim, action, suit, proceeding or governmental investigation pending or, threatened against or involving the Sellers before any court, agency or other governmental body which might materially and adversely affect the transactions contemplated by this Agreement.

     5.6 TITLE TO THE TRANSFERRED NQCI SHARES. At the Closing, and upon delivery to Buyer of the certificates described in Section 1.2(a) of this Agreement, subject to the terms and conditions of the Transactional Documents, Buyer shall receive good and marketable title to the Transferred NQCI Shares, all of the Transferred NQCI Shares shall be received by Buyer as validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by federal, corporate or state securities laws or as otherwise provided for in the this Agreement). From the date of this Agreement through the Closing Date, Sellers shall not sell, transfer, hypothecate, pledge, assign, suffer any lien to be incurred with respect to any interest in or otherwise dispose of any of the Transferred NQCI Shares.

SECTION 6: OTHER AGREEMENTS

     6.1 AGREEMENT TO OBTAIN CONSENTS AND APPROVALS. Sellers and Buyer shall cooperate with one another and use their best efforts to obtain any and all governmental or third-party consents and approvals necessary to complete the transactions contemplated by this Agreement.

     6.2 IRREVOCABLE INSTRUCTION TO ESCROW HOLDER. Each of Sellers hereby irrevocably instructs Escrow Holder to take all actions necessary to effectuate the transactions contemplated by this Agreement, including, but not limited to the transfer of the Transferred NQCI Shares into the name of Buyer and the release of the 18,000 Retained NQCI Shares to Sellers.

SECTION 7: INDEMNIFICATION

     7.1 INDEMNITY BY SELLERS. From and after the Closing Date, Sellers agree to defend, indemnify and hold harmless Buyer against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies (including reasonable attorneys' fees), arising, resulting from or relating to any misrepresentation by Sellers made or contained in this Agreement or Sellers' breach of any warranty, covenant or agreement made or contained in this Agreement.

     7.2 INDEMNITY BY BUYER. From and after the Closing Date, Buyer agrees to defend, indemnify and hold harmless Sellers against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies (including reasonable attorneys' fees), arising, resulting from or relating to any misrepresentation by Buyer made or contained in this Agreement or Buyer's breach of any warranty, covenant or agreement made or contained in this Agreement.

     7.3  CONSTRUCTION.  It is understood and agreed that nothing in this
Section 7 shall be construed to limit in any respect the rights or remedies of any party arising out of any of the agreements or other documents attached as exhibits hereto. It is further understood and agreed that nothing in this
Section 7 shall be construed as a limitation or waiver of any right of indemnification, subrogation or similar right accruing to any party independent of this Agreement under any applicable statute, rule, code or common law principle.

     7.4 NOTICE. If any action, suit or proceeding shall be commenced, or any claim or demand shall be asserted, in respect of which one party (the "Indemnitee") proposes to demand indemnification under this Section 7.4, the party from which indemnification is sought (the "Indemnitor") shall be notified to that effect with reasonable promptness and shall have the right to assume the entire control of (including the selection of counsel), subject to the right of the Indemnitee to participate (with counsel of its choice) in, the defense, compromise or settlement thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnitee unless:
(a) the employment of such counsel by the Indemnitee has been specifically authorized by the Indemnitor, or (b) the named parties to any such action (including any impleaded parties) include both the Indemnitee and the Indemnitor and the Indemnitee shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the Indemnitor. The Indemnitee shall cooperate fully in all respects with the Indemnitor in any such defense, compromise or settlement, including, without limitation, by making available all pertinent information under its control to the Indemnitor. The Indemnitor shall not compromise or settle any such action, suit, proceeding, claim or demand without the prior written consent of the indemnitee;
PROVIDED, HOWEVER, that in the event the approval described above is withheld, then the liabilities of the Indemnitor shall be limited to the total sum representing the amount of the proposed compromise or settlement and the amount of counsel fees accumulated at the time such approval is withheld.

SECTION 8: MISCELLANEOUS

     8.1 BROKERAGE AND FINDERS' FEES. Buyer and Sellers represent to and agree with each other that no broker or finder has been or shall be involved in any manner in the negotiation or consummation of the transactions contemplated hereby. Buyer agrees to indemnify and hold Sellers harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation made or alleged to have been made by Buyer. Sellers agree to indemnify and hold Buyer harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation made or alleged to have been made by Sellers.

     8.2 EXPENSES. Each of the parties to this Agreement shall bear all expenses incurred by it in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation therefor.

     8.3 FURTHER ASSURANCES. Each of the parties hereto shall from time to time after the execution of this Agreement, execute and deliver, or cause to be executed and delivered to the parties, such further consents, approvals, conveyances, assignments and other documents and instruments as any party shall reasonably request in order to carry out any and all of the terms and provisions of this Agreement.

     8.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Buyer in this Agreement or in any instrument or document delivered prior to, on or after the Closing Date shall survive the Closing Date or the date of the delivery of such certificate or document for a period of two (2) years from the later to occur of the Closing Date or the date of such delivery. The representations, warranties and covenants of Sellers in this Agreement or in any certificate or document delivered prior to, on or after the Closing Date shall survive the Closing Date or the date of delivery of such certificate or document.

     8.5 ATTORNEYS' FEES. In any action at law or in equity to enforce or construe any provisions or rights under this Agreement, the unsuccessful party or parties to such litigation, as determined by a court pursuant to a final order, judgment or decree, shall pay to the successful party or parties all costs, expenses and reasonable attorneys' fees incurred by such successful party or parties (including, without limitation, such costs, expenses and face on any appeal), which costs, expenses and attorneys' fees shall be included as part of any order, judgment or decree.

     8.6 NOTICES. All necessary correspondence and notices required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given when hand delivered or when mailed by first class certified mail, return receipt requested, postage prepaid, or by overnight mail, or when faxed with a confirmation copy hand delivered or sent by first class mail:

     (i)  If to Buyer, to:    Isaac Flombaum
                              c/o Jerry Jacobson, Esq.
                              10866 Wilshire Boulevard
                              Suite 850
                              Los Angeles, California 90024
                              Telecopier No. (310) 441-7379

     (ii) If to Sellers, to:  Richard L. Messick
                              c/o Gilbert McSwain
                              1660 South Albion
                              Suite 309
                              Denver, Colorado 80222
                              Telecopier No. (303) 758-9203


or such other address or telecopier number as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, telecopied or telegraphed.

     8.7 SEVERABILITY. In the event that any particular provision or provisions of this Agreement or the other agreements attached hereto shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

     8.8 BENEFIT OF AGREEMENT. Prior to the Closing and unless otherwise provided, the rights and obligations of Buyer and Sellers under this Agreement and the other agreements attached hereto shall be binding upon and inure to the benefit of the parties and their respective representatives, administrators, heirs, successors and assigns.

     8.9 ANNOUNCEMENTS. Buyer and Sellers agree that except in accordance with applicable laws, neither will make any public announcement concerning the consummation of the transactions provided herein without first informing the other.

     8.10 FAILURE OF CONDITIONS; TERMINATION. In the event any of the conditions specified in Section 2 or Section 3 of this Agreement shall not be fulfilled on or before the Closing Date, either Buyer with respect to the conditions in
Section 2, or Sellers with respect to the conditions in Section 3, shall have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement without liability to any other party. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

     8.11 NO STRICT CONSTRUCTION. The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or any specific term or conditions hereof.

     8.12 EXECUTION KNOWING AND VOLUNTARY. In executing this Agreement, Buyer and Sellers severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised of its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) has been afforded the opportunity to negotiate as to any and all terms hereof; and
(d) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

     8.13 LITIGATION BY THIRD PARTIES. In the event that suit is brought by a third party to enjoin or otherwise interfere with the consummation of the transactions contemplated herein, the parties agree that the bringing of such litigation shall not entitle any party hereto to terminate the within Agreement, but that the parties shall bring an action for declaratory relief before a court of competent jurisdiction and shall terminate this Agreement if such court adjudges termination to be required by the rights of such third party.

     8.14 RECITALS. The recitals to this Agreement are a material part hereof, and each recital is incorporated into this Agreement by reference and made a part of this Agreement.

     8.15 ENTIRE AGREEMENT. This Agreement constitutes the entire understanding and agreement between the parties hereto. This Agreement supersedes any and all previous agreements, commitments and understandings among the parties hereto, whether such agreements, commitments or understandings were oral or written, and neither party hereto has relied or will rely on any representation of the other except to the extent set forth herein. This Agreement may not be modified except by a way of a writing signed by a duly authorized representative of each of the parties hereto.

     8.16 HEADINGS; CONTEXT. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

     8.17 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

     8.18 AMENDMENT AND WAIVER. This Agreement may be amended, or any provision of this Agreement may be waived, provided that any such amendment or waiver shall be binding on Sellers only if such amendment or waiver is set forth in a writing executed by Sellers, and provided that any such amendment or waiver shall be binding upon Buyer only if such amendment or waiver is set forth in a writing executed by Buyer. The waiver of any part hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

     IN WITNESS WHEREOF, Buyer and Sellers have caused this Agreement to be duly executed and delivered in each of their respective names and on their behalf, all as of the day and year first above written.



                                 ("Sellers")


                                   /s/ Richard A. Messick
                                 ------------------------------------------
                                       Richard A. Messick



                                   /s/ Richard L. Messick
                                 ------------------------------------------
                                       Richard L. Messick


                                   /s/ Douglas G. Messick
                                 ------------------------------------------
                                       Douglas G. Messick


                                 ("Buyer")


                                   /s/ Isaac Flombaum
                                 ------------------------------------------
                                       Isaac Flombaum

                                   EXHIBIT B


                         STOCK DEPOSIT ESCROW AGREEMENT



                                February 24, 1997



Matthias & Berg LLP
Jeffrey P. Berg, Esq.
515 South Flower Street
7th Floor
Los Angeles, California 90071


          RE: STOCK DEPOSIT ESCROW AGREEMENT BY AND AMONG NATIONAL QUALITY CARE, INC., ISAAC FLOMBAUM AND JEFFREY P. BERG, AS ESCROW HOLDER.

Gentlemen:

          The undersigned, National Quality Care, Inc., a Delaware corporation (the "Company") and Isaac Flombaum ("Stockholder") (collectively, the "Parties"), hereby agree to deliver to Jeffrey P. Berg, as escrow holder (the "Escrow Holder"): (i) stock certificates (the "Stock Certificates") reflecting 630,206 shares of the common stock, par value $0.01 per share (the "Escrowed Shares") of the Company, registered in the name of Stockholder, and stock powers executed by Stockholder (the "Stock Powers") with respect to each of the respective Stock Certificates for the Escrowed Shares, and (ii) a copy of a Secured Promissory Note, of even date, in the principal amount of $1,000,000, executed by Stockholder in favor of the Company (the "Promissory Note") (The Escrowed Shares, the Stock Powers and the Promissory Note are collectively referred to herein as the "Escrowed Documents"), on the following terms and conditions:

     1. Simultaneously with the closing of that certain Stock Purchase Agreement (the "Stock Purchase Agreement"), of even date, by and among Stockholder, on the one hand, and Richard A. Messick, Richard L. Messick and Douglas G. Messick (collectively, the "Messicks"), on the other hand, and subject to the terms and conditions of this Agreement, the Parties shall and hereby deliver the Escrowed Documents to the Escrow Holder.

     2. Stockholder hereby represents, warrants and covenants to the Company and the Escrow Holder as follows:

     (a) The Escrowed Shares are duly and validly issued, fully paid and nonassessable.

     (b) Stockholder is the legal and equitable owner of, and has good title to, all of the Escrowed Shares, free and clear of all claims, security interests, mortgages, pledges, liens and other encumbrances of every nature whatsoever and the Escrow Holder has the right to sell the Escrowed Shares as herein provided, subject to the terms and conditions of this Agreement.

     (c) Each certificate evidencing the Escrowed Shares is issued in the name of Stockholder and each such certificate has attached thereto a stock power duly signed in blank by each of the Escrowed Shares and with signature guaranteed by a member of the New York Stock Exchange, Inc. or by a bank or trust company.

     3. Notwithstanding anything to the contrary in this Agreement, Stockholder hereby agrees that upon the deposit of the Escrowed Shares into the escrow, the Escrow Holder is hereby directed to establish and maintain a brokerage account (the "Account") with a registered broker dealer (the "Broker") in the name of the Escrow Holder, or such other name as shall be reasonable and necessary to effectuate Escrow Holder's duties pursuant to this Agreement, and to transfer the Escrowed Shares into the name of such Broker or its nominee (i.e. street name) in order to effectuate sales of the Escrowed Shares through such Account.

     4. During the term of this Agreement, Stockholder shall not sell, transfer, encumber, alienate or dispose, by gift or otherwise, of all or any part of the Escrowed Shares, except pursuant to the terms or this Agreement.
Any hypothetication or other encumbrance of the Escrowed Shares shall be subject to this Agreement in that the transfer of title thereto or possession thereof to the holder of any security interest or other lien or right providing such holder a contingent right to title or possession of the Escrowed Shares shall be deemed a transfer of the Escrowed Shares, subject to the terms and conditions of this Agreement and shall only be exercised in accordance with this Agreement. Transfers which are voluntary, involuntary or which occur by operation of law are all restricted, but transfers which occur in connection with a merger, reorganization, stock split or reverse stock split in which there is an exchange or conversion of the Escrowed Shares are not affected by this Agreement. Stockholder shall have the right to vote the Escrowed Shares and to receive any dividends paid thereon until the Escrowed Shares are sold or transferred under this Agreement. Notwithstanding anything to the contrary in this Agreement, Stockholder shall, at all times that the Escrowed Shares shall remain in escrow subject to the terms of this Agreement, be entitled to direct the Escrow Holder to sell and deliver the Escrowed Shares in a commercially reasonable manner; PROVIDED, HOWEVER, that the proceeds of each such sale shall be applied as provided in
Section 6.

     5. In the event that Stockholder shall fail to pay to the Company any or all obligations of Stockholder when due under the terms and conditions of the Promissory Note, the Company shall give written notice thereof to Escrow Holder, with a copy to Stockholder, stating the amount due and payable. In the further event that Stockholder shall fail to deliver to Escrow Holder all such amounts due to the Company within three (3) days of such written notice, upon written notice to Escrow Holder of such non-payment and written instruction from the Company, and without any further instruction from Stockholder, the Company shall be entitled to do any one or more of the following: (a) declare the principal of and all accrued interest on the Promissory Note to be due and payable immediately in accordance with and subject to the terms of the Promissory Note and this Agreement, (b) direct the Escrow Holder to sell and deliver, in its discretion, any or all of the Escrowed Shares, in one or more parcels at the same or different times, and all right, title and interest, claim and demand therein and right of redemption thereof, on any securities exchange on which the Escrowed Shares or any of them may then be listed, or at public or private sale, for cash, upon credit or for future delivery, at any time and from time to time, and at such price or prices and on such terms as Escrow Holder may determine, Stockholder hereby agreeing that, upon such sale, any and all equity or right of redemption of Stockholder shall be automatically waived and released without any further action on the part of Stockholder, all without either demand, advertisement or notice (except as required by law or set forth herein), all of which (to the extent permitted by law or except as set forth therein) are hereby expressly waived. In the event of any such sale and delivery, Escrow Holder shall give Stockholder notice of its intention to sell and deliver the Escrowed Shares hereunder in accordance with the California Commercial Code. Upon each such sale and delivery, the Company may purchase all or any of the Escrowed Shares being sold, free from any equity or right of redemption, which upon each such sale and delivery shall be waived and released. The proceeds of each such sale and delivery shall be applied as provided in Section 6, and (c) exercise any or all the rights and remedies of a secured party under the California Commercial Code or any other applicable law to the extent not enumerated in this
Section 5.

     6. Except as otherwise provided herein, all moneys that Escrow Holder shall receive, in accordance with the provisions hereof, whether by sale of the Escrowed Shares or otherwise, shall be applied in the following manner: FIRST, to the payment of all securities brokerage fees incurred in connection with the sale of the Shares; SECOND, to the payment of all of the obligations of Stockholder under the Promissory Note, which payment shall be delivered to the Company; and THIRD, the surplus, if any, to the person or persons entitled thereto.

     7. If at any time Escrow Holder shall sell all or any part of the Escrowed Shares pursuant to Section 5, Escrow Holder, in its commercially reasonable discretion is hereby expressly authorized to sell such or such part thereof by private sale in such manner and under such circumstances as Escrow Holder may deem necessary or advisable in order that such sale may legally be effected without registration or qualification under federal or state securities laws. Without limiting the generality of the foregoing, in any such event Escrow Holder, in its sole and absolute discretion: (a) may proceed to make such private sale; (b) may approach and negotiate with a restricted number of potential purchasers as to their number, nature of business and investment intention (including, without limitation, to purchasers each of whom will represent and agree to the satisfaction of Escrow Holder that such purchaser is purchasing for its own account, for investment and not with a view to the distribution or sale of such Escrowed Shares or part thereof), it being understood that Escrow Holder may require Stockholder, and Stockholder hereby agrees, upon the written request of the Company, to require or use its best efforts to cause to be required: (i) a legend or legends to be placed on the certificates to be delivered to such purchasers to the effect that the Escrowed Shares represented thereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and setting forth or referring to restrictions on the transferability of such securities; (ii) the issuance of stop transfer instructions to the Company's transfer agent, if any, with respect to the Escrowed Shares, or, if the Company transfers its own securities, a notation in the appropriate records of The Company; (iii) to be obtained from the purchasers a signed written agreement that the Escrowed Shares will not be sold without registration or other compliance with the requirements of the Securities Act; and (iv) to be delivered to the purchasers a signed written agreement of Stockholder and the Company that such purchasers shall be entitled to the rights of the Company pursuant to this Agreement. In the event of any such sale, Stockholder does hereby consent and agree that Escrow Holder shall incur no responsibility or liability for selling all or any part of the Escrowed Shares at a price which Escrow Holder, in its commercially reasonable discretion, may deem reasonable under the circumstances, the expense and delay which a public sale of the Escrowed Shares in conformity with applicable state and federal securities laws would entail being agreed by Stockholder and Escrow Holder to be impracticable for the purposes of this Agreement.

     8. In case any stock dividend shall be declared on any of the Escrowed Shares, or any shares of Common Stock or fractions thereof shall be issued pursuant to any stock split involving any of the Escrowed Shares, or any distribution of other securities shall be made with respect to the Escrowed Shares pursuant to the recapitalization or reclassification of the Stock of any issuer of the Escrowed Shares or the reorganization thereof, the shares or other securities so distributed shall be delivered to Escrow Holder (accompanied by proper instruments of assignment or stock powers executed by Stockholder in accordance with instructions of the Company) to be held by it as collateral security for the obligations of Stockholder under the Promissory Note.

     9. So long as Stockholder shall not have defaulted on the obligations under the Promissory Note and shall have not have been cured within any available cure period under the Promissory Note (an "Event of Default"), Stockholder shall be entitled to exercise as Stockholder shall think fit, but in a manner not inconsistent with the terms hereof, the voting power with respect to the Shares. Any and all dividends (other than stock dividends), at any time and from time to time declared or paid upon any of the Escrowed Shares, shall be received by Stockholder so long as no Event of Default of Stockholder shall occur under the Promissory Note. All dividends received by Stockholder on the dividends at any time that an Event of Default shall have occurred and is continuing shall be paid over to Escrow Holder on account of the obligations of Stockholder under the Promissory Note.

     10. Stockholder shall, at the request of the Company or the Escrow Holder, execute any and all appropriate agreements, documents or instruments in connection with this Agreement that Escrow Holder may reasonably deem necessary to effect the transactions contemplated by this Agreement.

     11. All rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law or agreement between the parties. Any single or partial exercise of any right or remedy shall not preclude the further exercise thereof or the exercise of any other right or remedy.

     12. Any delay on the part of the Parties or the Escrow Holder in exercising any of its rights, remedies, powers and privileges hereunder or any partial or single exercise thereof shall not constitute a waiver thereof. None of the terms and conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the Parties and Escrow Holder.

     13. Escrow Holder is hereby appointed the attorney-in-fact of Stockholder for the purpose of carrying out the provisions hereof and taking any action and executing any instruments which Escrow Holder may deem necessary or advisable to accomplish the purposes hereof, including the execution of any and all documents necessary under law or as reasonably required by or its counsel to effectuate the transactions contemplated by this Agreement, which appointment as attorney-in-fact is irrevocable and coupled with an interest, in accordance with the terms and conditions of the Power of Attorney delivered herewith to Escrow Holder. Without limiting the generality of the foregoing, if any Event of Default under the Promissory Note shall have occurred in accordance with the terms of the Promissory Note, Escrow Holder shall have the right and power to receive, endorse and collect all checks made payable to the order of Stockholder representing any distribution in respect of the Escrowed Shares or any part thereof and to give full discharge for the same.

     14. In the event that the Escrow Holder shall have received written notice to sell any Escrowed Shares in connection with this Agreement, and the net proceeds of such sales so delivered to the Company shall equal the amount set forth in the written notice with respect to any amounts due under Section 5 of this Agreement, this escrow shall terminate, and Escrow Holder shall deliver the remaining Escrowed Shares and Stock Powers, and any proceeds in excess of the amounts set forth in Section 6 hereof to Stockholder.

     15. The Escrow Holder is hereby instructed to receive and to hold the Escrowed Documents in escrow. The Escrowed Documents shall not be released or dealt with in any manner whatsoever, inconsistent with this Escrow Agreement.

     16. In the event of the receipt by Escrow Holder from any of the Parties of a written notice of a dispute over the Escrowed Documents or this Agreement, the Escrow Holder must retain the Escrowed Documents in escrow until the dispute is resolved or interplead the Escrowed Documents in any action filed respecting the Escrowed Documents or this Agreement.

     17. Without in any way restricting the generality of the foregoing, the Escrow Holder shall be entitled to act in accordance with the provisions of this Agreement, unless the Escrow Holder is first served with an order of a Court of competent authority or shall receive written notice by any of the Parties of a dispute with respect to this Agreement. In such event, the Escrow Holder shall comply with such Order or as otherwise required under this Agreement.

     18. The Escrow Holder shall have not duties or obligations other than those specifically set forth herein.

     19. The Escrow Holder shall not be obligated to take any legal actions hereunder which might, in the Escrow Holder's judgment, involve any expense or liability, unless the Escrow Holder the shall have been furnished with reasonable indemnity by the Parties.

     20. The Escrow Holder is not bound in any way by any other contract or agreement between the Parties hereto whether or not the Escrow Holder has knowledge thereof of its terms and conditions and the Escrow Holder's only duty, liability and responsibility shall be to hold and deal with the Escrowed Documents as herein directed.

     21. The Parties, covenant and agree, jointly and severally, to indemnify and to hold the Escrow Holder harmless against all costs, charges, claims, demands, damages, losses and expenses resulting from the Escrow Holder's compliance in good faith with this Agreement.

     22. In the event of any disagreement between or among the Parties, concerning this Agreement or between them or any of them and any other person, resulting in adverse claims or demands being made in connection with the Escrowed Documents or in the event that the Escrow Holder, in good faith, is in doubt as to what action the Escrow Holder should take hereunder, the Escrow Holder may, at his option, refuse to comply with any claims or demands on him, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Holder shall not be or become liable in any way or to any person for his failure or refusal to act, and the Escrow Holder shall be entitled to continue so to refrain from acting until:

     (a) the rights of the Parties shall have been fully and finally adjudicated by a court of competent jurisdiction; or

     (b) all differences shall have been adjusted and all doubt resolved by agreement among the Parties, and the Escrow Holder shall have been notified thereof, in writing signed by the Parties.

     The Escrow Holder's rights under this paragraph are cumulative of all other rights which the Escrow Holder may have by law or otherwise.

     23. The terms of these instructions are irrevocable by the undersigned unless such revocation is consented to in writing by each of the Parties.

     24. The terms herein shall be binding upon the Escrow Holder and his successors and upon the Parties and their respective heirs, executors, administrators, successors and assigns.

     25. The Escrow Holder may resign as escrow agent in respect of the Escrowed Documents by giving notice to the Parties. The resignation of the Escrow Holder shall be effective, and the Escrow Holder shall cease to be bound by this Agreement, 60 days following the date that notice of resignation was given. Before the effective date of the resignation of the Escrow Holder, the Parties shall appoint another escrow agent acceptable to the Parties, and that appointment, when made, the Parties shall be binding on the Parties. Upon appointment by the new escrow agent, the Escrow Holder shall deliver the Escrowed Documents to the new escrow agent whereupon the Escrow Holder shall not be liable for the completion of any further acts pursuant to this Agreement. In the event that the Parties do not appoint a new escrow agent, prior to the expiration of the aforesaid 60 day period, the Escrow Holder shall be entitled to make application to a Court of competent jurisdiction to be relieved of the obligations upon him and for directions with respect to the delivery of the Escrowed Documents. The Escrow Holder shall be entitled to act in accordance with the direction of the court without any further liability to any other party whatsoever.

     26. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to or sent by: (a) telecopier, followed by first class mail, postage prepaid, (b) overnight delivery service, or (c) prepaid telegram addressed as follows:

If to the Company, to:        National Quality Care, Inc.
                              Attn: Ron Berkowitz
                              5901 West Olympic Boulevard
                              Suite 109
                              Los Angeles, California 90036
                              Telecopier No. (213) 933-8836

If to Stockholder, to:        Isaac Flombaum
                              c/o Jerry Jacobson, Esq.
                              10866 Wilshire Boulevard
                              Suite 850
                              Los Angeles, California 90024
                              Telecopier No. (310) 441-7379

If to Escrow Holder, to:      Matthias & Berg LLP
                              Jeffrey P. Berg, Esq.
                              515 South Flower Street
                              7th Floor
                              Los Angeles, California 90071
                              Telecopier No. (213) 895-4058
or such other address or telecopier number as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, telecopied or telegraphed.

     27. This Agreement shall be construed according to the laws of the State of California. Any dispute arising under this Agreement shall be resolved exclusively in the courts of the State of California.

     28. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same.

     29. Escrow Holder shall not be compensated for his services pursuant to this Agreement.

     30. In the event of any dispute arising out of the interpretation or performance of the terms of this Agreement, the prevailing party in any action shall be entitled to its reasonable attorneys' fees and costs incurred.

     Receipt of this Agreement and confirmation of the arrangement herein provided will be acknowledged by signing and returning the enclosed copies hereof to each of the Parties.

     This Agreement is executed as of the date first written above at Los Angeles, California.


Very truly yours,

("Company")                             ("Stockholder")

NATIONAL QUALITY CARE, INC.


By:  /s/ Ron Berkowitz                  By:  /s/ Isaac Flombaum
   -------------------------------         -------------------------------
Name: Ron Berkowitz                     Name: Isaac Flombaum
Title: Chief Financial Officer


     Escrow Holder agrees to hold and deal with the Escrowed Documents in accordance with the above instructions. Executed as of the date first written above at Los Angeles, California.



By:  /s/ Jeffrey P. Berg
   -------------------------------
Name: Jeffrey P. Berg
Title: Escrow Holder


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